1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

February 21, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 454

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 454 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Interest Rate Hedged Long-Term Corporate Bond ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 14, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:     If true, please clarify in the strategy summary that foreign corporations may issue US dollar-denominated bonds and that the fund may invest in such bonds. Also, if emerging market investing is a principal risk/ strategy, this should be disclosed. In this regard, we note that “non-US issuer” risk is listed as a principal risk.

Response:        The Trust has revised the Principal Investment Strategies section to clarify that the Fund and/or the Underlying Fund may invest in bonds issued by non-U.S. corporations, but the Trust notes that investing in emerging markets is currently not a principal investment strategy for the Fund.

Comment 2:    Please revise the statement, “Under normal circumstances, the Underlying Fund will seek to maintain a weighted average maturity that is greater than ten years,” so that it applies also or alternatively to the Fund.

Response:       The Trust has made the requested addition.

Securities and Exchange Commission

February 21, 2019

Comment 3:    Please clarify whether the Underlying Fund also invests in derivatives.

Response:       The Trust has added language noting that the Underlying Fund may invest in derivatives.

Comment 4:    Various other sector investments are discussed in the Principal Investment Strategies section of the summary prospectus. Please add consumer staples.

Response:       The Trust notes that unlike other iShares ETFs that are index-based ETFs and disclose in the Principal Investment Strategies section of the summary prospectus the sectors that are principally represented in the underlying index, this Fund is an actively managed ETF that does not seek to replicate the performance of an underlying index. Therefore, the Trust has not included sectors in the principal investment strategies for actively managed ETFs and respectfully declines to include a reference to the principal sectors of the Fund as they will vary over time.

Comment 5:     Please clarify whether both the Fund and the Underlying Fund invest in derivatives.

Response:        Please see the response to Comment 3 above.

Comment 6:    Please clarify whether both the Fund and the Underlying Fund enter into hedging transactions. Please clarify the disclosure.

Response:        Please see the response to Comment 3 above.

Comment 7:    Please explain to the staff how the ICE BofAML Index satisfies the requirement of Instruction 2(b) to Item 4(b)(2) of Form N-1A that the primary index in the table should be an “appropriate broad-based securities market index.” An “appropriate broad-based securities market index” is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” (Instruction 5 to Item 27(b)(7) of Form N-1A.) “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate.” (Release No. 33-6988, Release No. IC-19382 (1993), fn21.) Please disclose the publisher of the index and the website where it is located.

Response:      The Registrant believes that the Fund’s benchmark index is broad-based for purposes of Form N-1A if such underlying index “is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.”1 The Fund’s benchmark index, ICE Q70A Custom Index, meets this definition of a broad-based securities market index. The Trust also notes that the Fund intends to invest a substantial portion of its assets in the Underlying Fund, which tracks the ICE BofAML 10+ Year US Corporate Index. The Fund’s benchmark index is an index that consists of the ICE BofAML 10+ Year US Corporate Index plus interest rate swaps that intend to hedge the interest rate exposure of this Index, so the Trust believes that a comparison to the Fund’s benchmark index, whether specialized or not, is the most appropriate benchmark for evaluating and comparing the Fund’s performance. The

[1]	Instruction 5, Item 27 of Form N-1A.

Securities and Exchange Commission

February 21, 2019

publisher of the index is ICE Data Indices, LLC (“ICE Data”), which is the index provider of the Underlying Fund’s underlying index. Information for all ICE Data indices is available at the website: https://www.theice.com/market-data/indices/fixed-income-indices.

Comment 8:    It appears that there was a material change in the Fund’s investment strategy. Please add the appropriate disclosure to the summary prospectus strategy section about this change in investment strategy.

Response:       The Trust respectfully notes that the summary prospectus strategy section includes the updated investment strategy of the Fund: “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in U.S. dollar-denominated investment-grade corporate bonds with remaining maturities greater than ten years, in one or more underlying funds that principally invest in U.S. dollar-denominated investment-grade corporate bonds.” The Trust also notes that on June 1, 2018, the Trust issued a supplement disclosing the change in the Fund’s principal investment strategies.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Michael Gung

Anne C. Choe